Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

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Social Finance, Inc.

SoFi and Social Capital Hedosophia Investor Webcast

January 6, 2021

C O R P O R A T E P A R T I C I P A N T S

Chamath Palihapitiya, Founder and Chief Executive Officer

Anthony Noto, Chief Executive Officer, SoFi

Christopher Lapointe, Chief Financial Officer, SoFi

P R E S E N T A T I O N

Operator

Welcome to the SoFi and Social Capital Hedosophia Holdings Corporate V., or IPOE, Investor Conference Call and Webcast.

IPOE has filed an investor presentation with the SEC, which is also available at sofi.com/blog/investors. Please review the disclaimers included in the investor presentation and refer to that as a guide for today’s call. The presentation will also be helpful to reference in conjunction with Management’s commentary. Management will not be fielding any questions on today’s call.

Statements we make during this call that are not statements of historical fact constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results, and/or from our forecast, including those set forth in IPOE’s Form 8-K, filed today. For more information, please refer to the risks, uncertainties and other factors discussed in the SEC filings.

All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks and uncertainties, and other factors discussed in IPOE’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

With that, I’ll turn the call over to Chamath Palihapitiya, Founder and CEO of Social Capital.

Chamath Palihapitiya

Hi, everybody. Thanks again for joining to learn about this combination between IPOE and SoFi.

Before we talk about the company specifically, I wanted to take a step back and talk about something that’s really important in the grand scheme of innovation and what’s happening in technology markets. If you look under the hood on some of the most incredible businesses that have been built over the last 20 years, it would surprise you to learn that there actually is a very common playbook that has been repeated over and over by the best companies and the best CEOs.

What’s interesting is that, irrespective of whether those companies existed in fragmented markets or in highly regulated markets, the outcome is starting to look very much the same, which is that, when you are lucky enough to capture lightning in a bottle and have an initial “hero product”, these very special CEOs and companies find a way of building on top of that momentum.

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What they do is they use technology to drive down the cost of delivering that killer product, and then they pass on those savings to consumers. In doing so, what happens is consumers not only adopt that product at scale, but it also gives the company permission to innovate and build many more products on top of the same common infrastructure.

When you do that, you really win consumer trust. What that really means is a feeling, by consumers, that you, the Company, are democratizing a key resource that they really need. When you do this successfully, what’s incredible is that there have been some amazingly large Winner Take Most outcomes that have developed.

For example, if you look in the Mobile sector and what Apple has done over the last 20 years, is exactly this playbook, starting with the iPod. Similarly, in Autos, we believe that Tesla is in the midst of driving this Winner Take Most outcome there as well, as we move to a clean energy, battery revolution.

Most interestingly for today is looking under the hood of what’s happened in e-commerce, and studying closely what Amazon has done, because what they have shown is not just that playbook, but doing it in two very complementary markets, building a best-in-class consumer business and marrying it to a best-in-class Enterprise business. By doing so, what they have really done is create an incredibly large moat with very predictable, long-term, double-digit compounding. That’s the playbook that we wanted to see could be built in financial services.

What’s interesting about financial services is that, since 2010, coming out of the Great Financial Crisis, we have seen what can probably be described as a stagnation in the product: these large financial institutions, through a combination of very strict regulation as well as extremely old legacy technology, has been very much handcuffed. In so doing, consumer dissatisfaction has continued to go up, NPS has continued to go down, and in some cases have gone negative. In many ways, what’s happened is that these companies have stopped giving consumers the value that they need.

To understand that disruption, what we can look at are things like neobanks. Over the last decade, for example, there have been more than 295 different neobanks put in business by venture and private equity investors. This disruption of core checking and savings accounts is really the first canary in the coalmine about the impending disruption that’s coming to financial services and banking. Because beyond just that core capability, what we see when we look across the landscape now, is more than half a trillion dollars that has gone into creating hundreds, and in some cases thousands of small start-up competitors that are systematically dismantling the existing value props of the incumbent financial organizations.

The problem that this innovation creates, though, is now twofold. If you’re a consumer, where do you start? What do you do? How do you figure out that there’s a company amongst all of these choices that can actually be a one-stop shop for you, that can help you organize your financial life in a way that gives you a sense of safety and security for the future? Similarly, if you’re an investor, how do you allocate capital into such a fragmented ecosystem? How would you figure out whether there could be, like in these other categories we’ve talked about, a potential Win or Take Most outcome?

What we did was we wanted to try to answer these questions. In doing so, we went back to our playbook, and we looked at the tens and hundreds of companies that we’ve interacted with in the financial services space, and we started to rank them and rate them and measure them across these dimensions. Could we find an exceptional team that really understood how to build on top of an initial product, to continue to build customer loyalty and trust; to use technology to propagate that to many millions of consumers, to drive mass market adoption across multiple products on the same common infrastructure. And to democratize, in this case, access to money.

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What we also wanted to do was to understand, across all of the Management teams that we met, who really understood what consumers truly wanted. From our perspective, consumers want in FinTechs what they want in most other categories: number one, they want low to no fees; number two is they want transparency, and in this case, what that means is fair and transparent lending; and then number three is they want integration. They want the ability, when they start a relationship with a company, for that company to provide a whole set of integrated products and services so that, with one relationship, they can accomplish many tasks.

The second thing that we look for is a team that really understood how to build best-in-class consumer apps and websites. The reality is that we have now moved into a fundamentally digitally-native world, and it’s important that a team realizes that the experience begins and ends on the Internet firstly.

The third thing we looked at is trying to understand where these businesses focus in terms of their initial customers. In financial services, it’s been well-proven that it’s very difficult to start with sub-prime customers and move up the credit worthiness curve. In fact, it’s much more likely that if you start with high creditworthy customers, build a great lending practice with low losses and high predictability, you can then offer that product suite to every single person. Finding initial customers with high LTV was really important.

Then the last thing, if we really wanted to see a Win or Take Most outcome, was trying to evaluate who was built on a modern technology stack, such that, very similar to Amazon, a company and FinTech could use the consumer business as a Trojan horse to also build a best-in-class Enterprise business. In this case, what we would call an AWS of FinTech.

Because if you put all of these things together, what we thought we would find is a business that would’ve had really enduring relationships across multiple products. You would see that through really low cost of acquisition and really high LTVs. But what you would really find is an extremely sticky platform, a trusted partner for every single major financial transaction, not just for consumers, but also for enterprises. You would see that manifest in very, very low and best-in-class churn.

Across all these dimensions, what I can tell you is that SoFi ranks the best. This is why we’re so excited to partner with Em on IPOE. The setup for this company is really incredible. SoFi is systematically dismantling more than $2 trillion of market cap that is held by all the companies on the right-hand part of this slide. In fact, many of these companies are forced to fight with one hand tied behind their back. Through a combination of a lot of regulatory oversight and technology that is in some cases, 50, 60 and 70 years old, they have to compete against SoFi’s modern product experience that was built in the last five, six and seven years. What that’s resulted is the ability for SoFi to build this incredibly elusive combination of a best-in-class Consumer business and a best-in-class Enterprise business.

The Consumer business, to start with, works in the following way. What they have done over the last 18 months is systematically launch many successful products on top of this first hero product, which was the student loan refinance business. In so doing, what they’ve been able to do is show six quarters of sequential quarter-over-quarter growth. This is the most obvious and important demonstration of product quality, which is consumer adoption. By the end of 2021, we forecast that SoFi will have more than three million members. Along the way, with those millions of members, what they are finding is this virtuous cycle in their ability to cross-sell and upsell these new products at low or no cost of acquisition.

What does that mean? When you look at home loans, for example, when they created that product, they were able to upsell that to existing members. What they found out was two-thirds of the new home loan sales came from existing members. Again, you can imagine, that comes at zero cost. In fact, if you look across the platform broadly now, what we see is that SoFi is in an incredibly unique position where almost one in four of all new product sales come from existing members. In fact, in 2021, there’ll be more than four million products sold to their members.

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Now, you can see what is building here: millions of members at the top of the funnel consuming millions of products starts to create what we think is the real competitive moat to this business, because when you have these millions of people giving SoFi their personal, financial and behavioral data, what it allows SoFi to do is to build better risk models. Why that’s so important is that, then it allows them to better price risk; that’s how you lend money without losing money in FinTechs.

In doing that, what they’re able to do is take all of those profits and take that success and that confidence, and reinvest it into creating more and more products for consumers to use. What that means is that it allows them to then go and acquire even more new customers. When all of these millions of members are inside of the SoFi ecosystem, they can grow in a cheaper and more profitable way, because they can increase the amount of cross-selling. They can do that at lower cost of acquisition, and all of that results in a stickier platform. In fact, when we measured the churn on SoFi, it’s multiples better than any other FinTech we met.

But again, that’s just one half of the value proposition. All of that is about a best-in-class consumer experience. What SoFi has done is that they’ve taken all of that capability, and through a combination of M&A and internal development, exposed all of this so that other partners can build their companies on top of SoFi’s infrastructure: again, this is the AWS of FinTech. In fact, great businesses, like Chime, Robinhood, Revolut, Remitly and many others are built on top of SoFi’s platform.

What that’s created is a really massive tailwind where, as those companies win, so too does SoFi. In fact, SoFi is responsible today for more than 90% of all the new account creation amongst all the neobanks in the United States. When you put these two things together, we think that we are witnessing the beginning of an incredibly powerful financial story. In 2021, SoFi will do almost a billion dollars of revenue across these three complementary business lines.

In Consumer, you have this lending business, as well as broad financial services. Then on the Enterprise side, you have this AWS of FinTech, where you’re generating revenue from other companies. By 2025, this business collectively will do almost $3.7 billion of revenue. That’s a five-year compounding of 43% a year. At the same time, we’re merging with SoFi at the point of profitability. In 2021, they will do $27 million of EBITDA, and by 2025 that will grow to almost $1.2 billion. What that represents is an EBITDA margin of almost 33%.

Then finally, with respect to the valuation of the transaction; we priced this deal at an enterprise value of $6.6 billion, and a post-money value of $8.7 billion. How did we get to the $6.6 billion? We got there through a sum of the parts. Again, we would separate SoFi into these two really complementary and unique business lines that reinforce each other.

On the left-hand side you have the Consumer business; again, comprised of lending and financial services. On the right-hand side you have this AWS of FinTech, this Enterprise business that we call Galileo. Together, what it creates is a very diversified revenue stream that we think looks really similar to the Amazon growth characteristic: the ability to grow from both consumer adoption as well as enterprise adoption. We believe it gives SoFi the possibility of compounding, very predictability, at double-digit rates for many, many years.

In terms of a valuation multiple perspective, we also think the deal is priced with a great margin of safety, both for the existing investor base, as well as for new investors. Eight-point-seven billion dollars of post-transaction equity value represents a 20 times 2023 P/E multiple, or a nine times 2025 P/E multiple. To put this in context, when you look at companies like JPMorgan, Bank of America, Goldman Sachs, those are businesses that today trade on an average of an 11 times P/E, except those businesses grow on a five-year basis, around 3%. Again, we priced this deal at nine times for a business that’s growing at 43%, so more than 15 times better.

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Then lastly, just to talk about the construction of the transaction. In this merger, there’ll be $805 million coming over from the Trust account of IPOE. We’ve also secured $370 million from T. Rowe Price, and then we’ve done a $1.225 billion pipe. That includes $275 million from myself and my partners personally. This is the single largest investment we’ve ever made, so we’re extremely excited. We expect the deal to close in Q1 of ’21, at which point we think that we’re going to see the beginning of an incredibly profound growth story and the disruption of FinTech.

I’d like to now introduce the CEO of SoFi, Anthony Noto, to walk through the Company in more detail.

Anthony Noto

Thank you, Chamath.

I want to start by talking about SoFi’s mission. Our mission is to help our members, that we call high earners not well-served, achieve financial independence to realize their ambitions, which means they reach the point that they have enough money to do what they want. I wrote this mission out during the CEO selection process in December 2017. It’s why I wanted to be the CEO of SoFi.

My inspiration for this mission came from a video of a man expressing his gratitude for SoFi, in which he said something along the following lines: “SoFi gave me and my wife the confidence that we had the financial independence to have children.” That statement surprised me for a couple of reasons. Something that a lot of people do not know about me is that my mom and dad got divorced when I was three. My mom hadn’t graduated from high school, and she had to raise me and my two brothers alone for a while. We were on welfare and food stamps and we were free lunch kids up until middle school. We struggled financially to have what we wanted, similar to the SoFi member in the video.

But if you had asked me at any point of time, from when I was young until I saw this video, what financial independence meant, I would’ve said it meant being rich. But here was this gentleman equating it to having enough money to have children. The other surprise in the video was that this man was a doctor and his wife was a lawyer. I was surprised to see that people who had achieved so much academically and so much professionally were feeling the same angst that my mom and we felt as we struggled financially. After doing more research, it became clear that many people, including some of my closest family members, were making $100,000 in annual household income, above average, and had had very good credit, but they were struggling to live the American Dream.

This group has been left behind as large banks have walked away from building lifetime relationships with them, because they started to optimize their products and services, or lack thereof, based on ROE. This was a huge opportunity to go out and help these high achievers that were not well-served. Every day since I’ve joined SoFi, I see the impact we have on so many people’s lives, and my passion for what we do has increased every day. This is why I SoFi and why I want SoFi to be my life’s work.

In order for us to achieve our mission, we have to help people get their money right. This is our unique value proposition. This is the job our members hire us to do. We can’t help them get their money right if we only help them borrow. We have to help them borrow better, save better, spend better, invest better and protect better, so we need to have a comprehensive suite of products and services so that we’re there for every major financial decision in their lives. We can’t just pick and choose the products we offer based on ROE of the business: we have to pick based on what’s necessary to build trust and reliability, to help them get to the point they have enough money to do what they want.

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I knew we were on the right track when I asked the president of one of our partner banks why they weren’t in the mortgage business. This person said to me, “Anthony, you can’t make money in mortgage.” His answer made me smile inside; how could a company build a relationship with a member and not be there for one of the most important decisions in an individual’s life? Buying a home is not only a large economic decision, it’s also a hugely emotional decision—so it was never a question of whether we would be in Mortgage. It was only a question of how we’d reimagine doing it. In fact, we are reimagining all the product experiences and have created a business model that benefits from a powerful flywheel that I’m going to talk about in more detail throughout the presentation.

In order to build the best-of-breed digital-native products that are reimagined, we focus on four big differentiators: Fast, Selection, Content, Convenience. Everything we do must reinforce one or more of these differentiators. Let me cover them one at a time.

No one wants to wait in a teller line to deposit money, and they don’t want to wait in an ATM line to take out money. Similarly, in a digital experience, they don’t want to wait seven days after opening an invest account until their money’s transferred and they’ve cleared all their background checks to be able to invest. They don’t want to wait three days after uploading a check mobilely through their phone to get access to that money. They certainly don’t want to wait 17 days to apply for a loan and wait to get approved and funded. Everything we do has to shorten the distance between when someone wants to do something to when they can do it. This is a digital product. Nothing has to be manufactured or delivered. There needs to be no human contact. We want to shorten the time period to zero. Of course, we must comply with all the regulatory requirements, all the security and fraud protections, to make sure your money’s safe. But we work every day to be the fastest at whatever you want to do.

The second is Selection. We obviously have a point of difference because we are a one-stop shop. We have a comprehensive suite of products that covers borrow, save, spend, invest and protect, but we go beyond that. We differentiate vertically across each one of those elements. There’s an infinite permutation of the opportunity to innovate on Selection. Again, this is a hundred percent digital product. The only limitations to the iterations that we can do on product is our imagination. We use data and learning to iterate and learn, which ultimately leads to innovation.

I want to talk about one process we went through to architect our Invest product to show you this as an example. We looked across the landscape of offerings as it related to brokerage or invest products. It was clear to me that no one place was offering all the asset classes that are of interest to our members, who we also surveyed. So, we launched SoFi Invest with the ability to buy single stocks without commissions, ETFs of our own brand to help with diversification, and better access because they had no loads. We also had lower price points with those ETFs. We also launched robo-advisor accounts and cryptocurrency on one platform. Still today, we’re the only Company that’s offering all four of those asset classes and their self-branded ETFs.

Since we’ve launched, we then added fractional shares, which we pioneered, recurring investments, and we’re on our way to introduce portfolios for those that you’re following socially on our platform. We will continuously iterate over and over and learn to drive innovation.

The third differentiator is Content. We provide expert content, content from popular brands and well-known third parties, as well as educational content. We hold member events on thematic topics such as how to get a raise, buy a house, Crypto 101. The content is personalized and delivered right to your SoFi member home feed. We also provide access to free certified financial planners right from your phone.

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The last differentiator is Convenience. My best example of inconvenience and old mentality is on a Friday after 5:00 pm, on a holiday weekend, you try to clear your credit card because it’s full and you need to use it over the holiday weekend. But no, you can’t clear it after 5:00 on Friday. You have to wait until Tuesday morning at 9:00 am, because that’s when the bank opens. That’s inconvenient. There’s no excuse for that in a digital world. We don’t have to wait until banks open at 9:00 am on Tuesday morning, and we certainly can do things after 5:00 pm. We will make the experience convenient in a new digital world.

These are the four differentiators that we’ve put into every one of our products, with a continued focus on iteration and improvement that leads to innovation. We want to do that in a member-centric way.

I’ve covered our mission, our value proposition and our four differentiators. The last pillar that builds the foundation of SoFi is how to build a competitive sustainable advantage. Our strategy, the financial services productivity loop, is about building competitive sustainable advantage. The two gold standards that I’ve seen, over 25 years of following Consumer, Media and Technology companies, are Wal-Mart and Amazon. They have both become world-class operators because of the ecosystem they’ve built and the scale they have achieved. They reinvest their lower cost and better margins, and lower prices for consumers, better selection, better service, and it drives their flywheel.

SoFi is taking a similar yet different approach, which is driving a competitive advantage, economically, on a per-account, or per loan basis, and then on a per member basis. In order to do that, we need our products to be best-in-class against the four differentiators I mentioned. When a member uses one of our products, we build trust and reliability with them, such that when they think about a second product, we have a higher odds of success of them choosing SoFi again and again.

There are two benefits when our members buy the second product. First, we generate more revenue per member, improving our unit economics per person. Second, we don’t pay a second customer acquisition cost, which results in lower cost, more variable profit which we can reinvest back in better prices, better interest rates, better selection, faster service, more rewards, more content, more convenience, and that drives what we call the financial services productivity loop.

In addition to cross-buying benefits, the FSPL is also about driving operating and technology efficiencies to deliver even better unit economics on a per-account or per loan basis, rather than being dependent solely on scale. One of the biggest benefits that we’ve had in our lending business is that we’ve vertically integrated it across the technology stack, risk and operations. As a result of vertical integration, we have very attractive per loan economics. In fact, they are better than what I’ve seen in any direct-to-consumer technology company. We wanted to replicate the same benefits in our financial service products, such as SoFi Money and SoFi Credit Card, which is why we acquired Galileo, among many other reasons.

The addition of Galileo’s technology platform allows us to vertically integrate our financial services, like we do in loans across our technology stack, risk and operations, so that we can achieve superior economics in these products as well. We believe our vertical integration of tech and operations, via our lending stack, and now the Galileo technology platform, coupled with the revenue and marketing efficiencies of cross-buying, will drive attractive unit economics that will be hard to beat.

Now, let’s take a step back and think about the opportunity that sits in front of us. Unlike many industries where the Winner Takes Most has already been decided, the opportunity remains for the Winner Take Most in the financial technology and financial services sector. We believe the next decade will be a golden era for digital financial services, where three to five FinTech companies will emerge as leaders, and one will emerge as a Winner Takes Most, and we believe that will be SoFi.

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There are 500 million U.S. accounts still attached to legacy FDIC incumbent banks: 500 million, and 50% of them are with the top U.S. banks, top 10 U.S. banks. They’re easy to identify in terms of the competitive offering, and we believe that we are, and that we will continue to create a more differentiated product, given our modern technology, our lower cost, our better unit economics and our unique FSPL strategy.

The other 50% is pretty fragmented. These financial services companies will struggle to invest enough in technology because of their lower scale. We can help them create a better product and service through Galileo, our technology platform, as well as through SoFi products to better serve their members. It’s a two-pronged opportunity for us. Given the fact that so many of these accounts are still tied to legacy old technology incumbent banks that don’t have the type of tech or services that SoFi has, and as well as our ability to serve those regional local banks that communities still want to have as a trusted partner.

It’s also interesting to see how many banks people are using. To create 500 million accounts, it turns out that 50% of people have more than one bank, which signals an opportunity for a better solution, our SoFi solution. The more interesting question, though, is why. Eighty percent of consumers cite, their reason for having more than one bank is a lack of an adequate one-stop shop provider. Therefore, these people have to supplement with additional banks. That’s a huge opportunity for SoFi given our strategy, our product offering and our job we’ve done. Today, to the best of our knowledge, SoFi is the only Company providing a comprehensive set of products in the financial services sector in one app. Many companies have talked about it and prognosticated about it, but only SoFi has done it.

It’s been an all-out sprint to get to this point of having a comprehensive suite of products in one app, and we had to get here as fast as possible. Because just being in lending would not be sufficient to deliver on the promise of helping people get their money right. To make it all happen, we’ve had to build a world-class Leadership team that could drive the execution. One of the things I am most proud of building at SoFi is this great collection of executives from some of the world’s most successful and well-known tech and financial companies.

I want to spend a second and share with you our journey. In the first quarter of 2019, we were on our way. We launched SoFi Money, SoFi Relay and SoFi Invest. After reformulating our end-to-end approach for home loans, we re-launched the Mortgage business in the first quarter of 2019 as well. In the third quarter of 2020, we introduced our Credit Card, as well as our innovative rewards platform. In the third quarter of 2019, we introduced in-school loans, which is an important touch point to reach our members before they make the first big financial decision in their life.

We are now definitively in every one of the five categories that I mentioned. In addition, we’ve built these service offerings on one common mobile platform. We’ve also built an important social area of the application, which we call the Member Home Feed. Think of the SoFi Member Home Feed the same way you would think about the home feed within Twitter, where people go to see what’s happening in the world, or Facebook’s home page, where people go to see what’s happening with their friends, or the LinkedIn member home feed to see what’s happening in business.

In this SoFi member home feed, we show members what’s happening in their financial lives. In addition to injecting all the different forms of content in a personalized way that I mentioned earlier, into a member’s home feed, we’re using data from all of our members’ product usage and the rest of our ecosystem to deliver personalized cards in their feed that answer three questions for them every day: what must you do in your financial life today, what should you do, and what can you do.

There are endless opportunities to build frequent engagement in our member home feed, and that’s a big driver of our new product adoption. The member home feed has, on average, driven 15% to 25% of new products over the course of 2020. The member home feed is an important part of our strategy and our ability to use data as a competitive advantage to further drive our financial services productivity loop advantage.

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What has all this produced in terms of results? Well, our member growth is accelerating, and the financial services productivity loop is working. We are on track to exceed 3 million members, and the growth of 75% in 2021, with an anticipated lifetime value that continues to increase. We’ve seen six consecutive quarters accelerating year-over-year growth in members on the back of the first half of 2019 product launches. Impressively, not only did we drive four quarters of accelerating growth, but now having anniversaried the first two quarters, we’ve been able to build on that growth rate and looking at 75% year-over-year growth in 2021 to 3 million members.

Q3 2019 was the first quarter of an acceleration in member growth, to 37%, and that has accelerated every quarter since, to 75% estimated in the fourth quarter of 2020. Not only are we seeing strong growth rates in the number of members, but we’ve seen strong growth in the multi-product member base as well, which has more than doubled in Q4 2020, and we are forecasting an increase of 94% year-over-year on our way to nearly one million by the end of 2021.

As I mentioned, our competitive sustainable advantage is being achieved through the FSPL. Again, we want to build trust and reliability in one product that will lead to the success in the next product, thereby driving more revenue per user at a lower cost, giving us the highest LTV and the higher variable profit per member. Let’s look at this example.

In the center of this page is the unit economics for personal loans. In personal loans, we generate about $2,000 of adjusted net revenue per loan. We have operation costs of about $300, and customer acquisition costs of about $825. That results in approximately $940 of variable profit per loan, which is an unmatched level of variable profit on a direct-to-consumer business that I’ve seen in my career.

On the left-hand side of the page, we show the unit economics from a Money member. Notably, the Money member’s customer acquisition cost is $40, meaningfully less than the $825 for the personal loan. The productivity unfolds when we acquire the Money member, first for just $40, and we build trust and reliability with that member. Then when they need a personal loan, they choose SoFi. When that happens, we do not pay the $825 in customer acquisition costs on the average personal loan. Instead, we increase our variable profit to approximately $1,700 per member, from $940 on a standalone basis.

We can reinvest that additional variable profit in better interest rates, better selection, faster service, more rewards, more content and more convenience, driving the key variables that differentiate our product versus others, and drive our sustainable competitive advantage through the FSPL.

That’s a look at a per-member economic scenario, when cross-buying from Money to first loans. But what happens when 50% or 60% of our personal loan products are bought by an existing member, versus 22% today? What happens when the majority of the variable profit per loan is at $1,700 instead of a standalone basis at $940? Well, we don’t have to ask what happens when it comes to home loans, because we know. In fact, 65% of home loan originations come from existing members. That high percentage of cross-buy resulted in home loan revenue of $30 million in the third quarter of 2020, on just $1 million in marketing. This is the financial services productivity loop at its best. In personal loans, 22% of our loans are taken by existing members, and about 20% for student loans. When these numbers get to 50%, to 60%, the P&L of those products will benefit in the significant way that we’re already seeing in home loans.

This page shows you exactly what the economics are across all of the home loans in the third quarter on a per loan basis. In the quarter, we generated $10,000 of variable profit per loan across all loans, not just those that were cross-bought, with $5,000 of incremental variable profit coming from the lower acquisition costs due to cross-buy. Looking more broadly, we’ve seen very good trends for cross-buying, even though it’s only been five quarters since launching the broader suite of products. On the left-hand side of this page, we show, for student loans, student loan financing, the percentage of loans that were bought by existing members in the fourth quarter of 2019.

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The first bar on the far left shows that 8% of student loans were bought by existing members. The percentage increased sequentially every quarter since, to estimated 20% in the fourth quarter of 2020. The same trend appears for personal loans, going from 6% in the fourth quarter of 2019, estimated to be at 22% in the fourth quarter of 2020. For home loans, as I’ve mentioned, we’ve been above an average of 65%, the gold standard. In the five quarters since launching in-school loans, we’ve been a big beneficiary of cross-buying for this product as well. Invest has also been a very strong cross-buying product, as you can see on the chart, with quarters in which we’ve had more than 40% of new Invest accounts coming from cross-buying.

Money is a key feeder product at the top of our funnel, and we’re focused on making sure it’s growing as fast as possible to help drive the rest of the funnel, the widest at the top driving down to the bottom. These percentages on the prior page are important, but absolute numbers are very important as well. In Q3 2020, while we were seeing good cross-buy rates into loans, the top of the funnel, i.e. the high frequency and low cap (phon) products, are still relatively small compared to the absolute size of the bottom of the funnel. But by the end of 2021, the scale at the top of the funnel becomes almost 2x the bottom of the funnel. With the same cross-buying rates, we should see an acceleration on the impact of personal loans and student loans from cross-buying from other products.

As other products become much bigger, we will likely end 2020 at about 30,000 cross-bought loans, and expect to double to 60,000 in 2021. Sixty thousand cross-bought loans has the potential of generating an incremental $15 million of variable profit that we can reinvest across our products in better prices, better interest rates, better selection, faster service, and all the key differentiators we are investing in to build our competitive advantage. It’ll also allow us to feed the top of the funnel to drive an accelerating growth in those high frequency, low cap products.

What you see on this slide is our full stack technology, risk and operations and loans. Our full stack in lending has helped achieve superior economics per loans, and it’s also allowed us to launch new products quickly, with five new products launched in just 12 months at a lower cost that we have built from scratch. Having the full stack also provides four key ongoing benefits: one, it supports faster innovation; two, it drives lower cost at scale; three, higher velocity of iterative testing; and four, more actionable data.

These capabilities and benefits are what we wanted to replicate in our financial services products, SoFi Money, SoFi Credit Card and other future products, which is one of many reasons why we acquired Galileo. Galileo’s a tech platform that absolutely accelerates the financial services productivity loop. It will allow us to innovate faster on SoFi Money to drive more direct deposit accounts, which feeds the top of the product funnel. It also lowers our cost and improves our unit economics for SoFi Money by about 20% that can be reinvested in a more attractive offering. Additionally, SoFi can offer its loans, its brokerage service and the lender marketplace to 50 million Galileo customers that it connects through its partners, increasing the value that Galileo provides to its partners.

In addition to that, SoFi is building out unique technologies like dynamic fraud capabilities and other features we know the whole industry uses and will need, and we can offer these technologies and products to Galileo’s partners to reach their 50 million users. This is one example of our vision to build out the AWS of FinTech. We couldn’t be more excited about the acquisition and how it makes SoFi better, and equally, how it makes Galileo better.

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But even more importantly, Galileo was already a great business, is a pioneer in building a transactions platform and bank-in-a-box technology services. The company has a very high market share of new bank accounts in its platform, across the most well-known digital-first FinTech consumer companies. Between growth in existing partner accounts and growth in new partners, total account growth has accelerated year-over-year for seven consecutive quarters, reaching 50 million accounts in the third quarter of 2020, with a growth rate of 131% year-over-year. In addition to being a very fast-growing diversified revenue stream, the business also has very high margins and high ROE.

In closing, we couldn’t be more excited about the market opportunity in front of us, our strategy to capture it and to stay ahead of everyone else and be the winner that takes most. These are the underlying core platforms that we’re leveraging to do it, and it’s going to be incredibly hard for others to replicate it at the scale that we’ve already achieved.

With that, I’d like to turn it over to our Chief Financial Officer, Chris Lapointe.

Christopher Lapointe

Great. Thanks, Anthony.

I’m going to start by walking through the progress we’ve made since 2018 and where the business is heading. I’ll then dive a little bit deeper into our segments and how each will evolve in the coming years, and then I’ll wrap it up with some insight into the benefits of a bank charter and its potential impact on our long-term earnings profile.

Our summary financials show the great progress we’ve made over the last few years, and most importantly, how we’ve successfully navigated through a period of significant uncertainty and macro volatility. In 2018, we delivered $241 million of adjusted net revenue and lost $227 million of Adjusted EBITDA. In 2020, we expect to deliver north of $620 million of revenue and lose $66 million of Adjusted EBITDA, and that’s on the heels of a strong Q3 where we delivered more than $200 million of adjusted net revenue and positive Adjusted EBITDA.

This marked improvement was driven by our lending segment where we had strong sales execution and re-launched our high margin home loans business. We also acquired Galileo in May of 2020, which contributed approximately 50% of the year-over-year improvement in both the top and bottom line. Looking forward, we expect top line growth to accelerate to 58% in 2021, as we look to deliver $980 million of adjusted net revenue and achieve full-year Adjusted EBITDA profitability. We’ll continue to invest in the business to drive growth, and by 2025, we expect to be a $3.7 billion revenue business, delivering over a billion dollars of Adjusted EBITDA.

To help explain how we intend to deliver on our forecast, I’ll walk you through how we think about and manage our business. Overall, we look at our business across three segments. The first is lending, which includes student loan refinancing, personal loans, home loans and in-school loans. Second is our technology platform, which includes Galileo, and our 17% ownership in Apex Clearing. Third is financial services, which includes Money, Invest, Credit Card, Lantern, Protect and Relay.

Quickly touching on the various business models and key revenue sources; our lending segment is primarily a gain-on-sale model, whereby we originate loans and recognize a gain when we sell them via our whole loan or securitization channels. We also generate net interest income by holding the loans on the balance sheet for a period of time prior to sale.

Within the tech platform segment, we generate revenue primarily through Galileo, where we receive fees from customers using their online bank accounts, swiping cards, making deposits and withdrawals. This is a nice recurring revenue stream as the vast majority of Galileo customers have multi-year contracts.

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Finally, we’re just starting to monetize on the various businesses within our financial services segment, and those revenue streams are dependent on the business, but primarily driven by member assets on the platform and engagement.

One of our objectives is to have a mix of businesses at various stages in their lifecycle, with varying revenue growth and profitability profiles, such that we have long-term compounded annual revenue growth of 25% to 30%. We target modest margin growth balanced with appropriate investment, such that we don’t underinvest and fall short of our long-term potential.

You can see our strategy starting to take shape as we have a nice mix of growth and profitability across segments. Our largest and most established lending segment delivered 58% contribution margins in Q3 2020, with expected annual revenue growth of 25% over the next five years. Our tech platform segment is delivering 62% contribution margin, with forecasted annual revenue growth of 55% over the next five years, as the business is well-positioned for the secular growth of online mobile banking. These two segments collectively helped fund the growth of our more nascent financial services segment, which will start to reach real revenue scales over the next 12 to 24 months.

This page also addresses another crucial benefit of our diversified portfolio, particularly as it relates to interest rates. One of our key achievements over the last 2.5 years was successfully navigating different interest rate environments and developing the muscle to do so going forward. Our businesses uniquely benefit from both high and low interest rate environments. With high rates, our personal loans business does better, with incremental demand, and our Money product also does better as deposits grow significantly with yields. On the flipside, with low rates, both our home loans and student loan refinancing businesses do better, along with Invest as people seek to enhance yields.

Our diversification is only going to continue to improve. In 2020, 83% of revenue will come from our lending segment, 17% from our tech platform segment, and the remaining 2% from financial services. As we continue to invest in our tech platform and financial services segment, we expect our revenue mix will be more evenly split in the long-term, and by 2025, lending will comprise 43% of revenue, financial services 32%, and our tech platform 25%.

Here’s a look at our segment-level forecast for the next five years, where we expect to grow revenue at a 43% compounded annual growth rate and deliver margins of 30%+. From an adjusted net revenue perspective, our lending segment is expected to grow from $514 million in 2020 to $1.6 billion in 2025, and that growth will be driven by a few factors. First, we will further build on the momentum in home loans where we grew revenue 6x in 2020, to north of a hundred million dollars annually. We will invest (inaudible) on current macro trends, and with less than 0.1% market share, we believe there’s plenty of headroom. Even at the scale we model in five years, we’ll capture a modest 1% of the overall market, and we expect this business to drive approximately 50% of overall lending growth over that period.

The remaining growth within the lending segment will come from personal loans, where we expect to return to pre-COVID origination levels, after intentionally pulling back in 2020, as well as from our student loan refinancing business where we expect to retain our strong market share. Our tech platform segment is expected to grow 55% annually from $103 million in 2020 to $900 million in 2025. This growth over the next 12 months will be driven by continued growth of established customers on the platform, as well as an acceleration among customers recently integrated and on-boarded in the past several quarters. Beginning in 2022, we will start to see growth from new customers in the pipeline as we expand product offerings and enter new geographies at scale.

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Switching to financial services, where we expect to grow over 150% annually over the next five years, as many of our recently launched businesses start to scale. The meaningful portion will be driven by our Invest businesses, both in the U.S. and internationally, as we invest in marketing to scale our member base and roll out new features to further improve monetization. To-date, we’ve been super-focused on driving to sustainable unit economics with very limited marketing spend. We’re at the point now where we’re ready to start investing in growth, and you will see that in our projected top line account metrics and revenue. We’ll also see meaningful growth in our Money and recently launched Credit Card businesses.

From a profitability perspective, we expect full-year EBITDA profitability in 2021, and to continue to modestly expand margins throughout the next five years, until we reach approximately 30%. Margin improvement will be driven by a few factors: first, a mix shift within our lending segment toward home loans; second, material margin expansion in financial services as we hit an inflection point in Money and Invest over the next 12 months, where variable profits start to exceed fixed direct costs; and then finally, we expect to see real operational leverage across the entire Company.

The last thing I’d like to cover is an important element of our longer-term strategy, which is to obtain a national bank charter. Doing so is beneficial in many ways. First, it lowers our overall cost to capital. Currently, we rely on third party warehouse providers to fund our loan originations with cost to capital of 200 to 400 basis points, depending on the interest rate environment and warehouse provider. With a bank charter, we can use our money deposits to fund originations, thereby significantly reducing our cost to capital.

Second, we would reduce the need to turnover our balance sheet as frequently as we do. Currently, we hold loans for three months and then sell, essentially turning over our balance sheet four times per year. With a bank charter, we would have the flexibility to hold loans for longer than three months, resulting in higher net interest income.

Finally, we would have the ability to modestly grow our lending business, as we would not be constrained to the same extent as we are today on warehouse capacity.

Together, these benefits enhance both durability and profitability. The chart that you see on this page provides an illustrative view of the earnings impact of the potential reduced cost to capital and extended hold period from three to six months, and conservative growth in loan originations. Collectively, these benefits translate to approximately $200 million to $300 million of Adjusted EBITDA per year and $1 million cumulatively over the next five years.

In summary, we’re really excited about the opportunity ahead of us and appreciate you all listening in to hear our story.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between SoFi and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

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Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.

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